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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)

GREAT AMERICAN FINANCIAL RESOURCES, INC.
(Name of Issuer)
Common Stock, $1.00 Par Value
(Title of Class of Securities)
389915109
(CUSIP Number)
Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2540
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Page 1 of 6 Pages

CUSIP No.	389915109	Page	2	of	6

1	NAMES OF REPORTING PERSONS: American Financial Group, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
31-1544320

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio corporation

	7	SOLE VOTING POWER:

NUMBER OF		38,566,978 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,566,978 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,566,978 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

Item 1. Security and Issuer.
     This Schedule 13D is filed on behalf of American Financial Group, Inc. (“AFG” or the “Reporting Person”), to amend and update the Schedule 13D relative to the common stock, $1.00 par value (“Common Stock”) issued by Great American Financial Resources, Inc. (“GAFRI”).
     The principal executive offices of GAFRI are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as previously amended. Items not included in this amendment are either not amended or are not applicable.
Item 3. Source and Amount of Funds or Other Consideration.
     In connection with the proposed transaction described in Item 4, AFG estimates that the total amount of funds required to purchase all of the outstanding Common Stock not currently owned by AFG in the Merger (as defined in Item 4) and to pay estimated fees and expenses will be approximately $225 million. GAFRI will use cash on hand and borrowings from AFG to finance the consummation of the Merger and the associated fees and expenses.
Item 4. Purpose of Transaction.
     On May 17, 2007, AFG and GAFRI announced that they have entered into a definitive merger agreement (the “Merger Agreement”) by which AFG would acquire the GAFRI shares (“Shares”) it does not currently own at a price of $24.50 per share in cash, for a total purchase price of approximately $225 million. AFG already owns, through its subsidiaries, approximately 80.8% of the outstanding shares of GAFRI. Upon completion of the transaction, GAFRI will become a wholly owned subsidiary of AFG. Copies of the Merger Agreement and press release dated May 17, 2007 are being filed as exhibits to this Amendment to Schedule 13D.
     Under the Merger Agreement, a subsidiary of AFG will be merged with GAFRI (the “Merger”) in accordance with Delaware law, and GAFRI would then exist as an indirect wholly-owned subsidiary of AFG. As a result of the Merger, all Shares (except those Shares as to which appraisal rights are exercised under Delaware law and Shares held by AFG) would be converted into the right to receive $24.50 per Share in cash, without interest (the “Merger Price”). The Merger is subject to customary conditions.
     AFG believes the Merger is not subject to review of any state regulator under the relevant insurance laws. However, a state with jurisdiction over AFG and GAFRI could assert a right to review the Merger. AFG is informing the relevant regulators of the proposal, and if they do assert such a review right, the Merger will not be completed before obtaining any required approval.
     The description of the Merger Agreement does not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is attached hereto, and is incorporated by reference into this Item 4.

     The foregoing is a summary of the Merger Agreement and should not be construed as an offer to purchase Shares. Any offer relating to a merger will be made by means of a proxy statement issued by GAFRI. Shareholders are urged to read any such proxy statement and other relevant documents regarding the Merger filed with the SEC when they become available because they will contain important information. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by AFG and GAFRI with respect to the Merger, free of charge at the SEC’s web site, www.sec.gov, on GAFRI’s website at www.gafri.com or at the principal office of GAFRI at 250 East Fifth Street, Cincinnati, Ohio 45202.
     The SEC has adopted Rule 13e-3 under the Securities Exchange Act, which is applicable to certain “going private” transactions. Rule 13e-3 requires among other things, that certain financial information concerning GAFRI, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction, be filed with the SEC and disclosed to minority shareholders prior to consummation of the transaction. AFG expects to file the information required by Rule 13e-3 with the SEC within the next several weeks, and to provide the required information to holders of Shares at such time.
     If the Merger is successfully completed, the surviving corporation would be an indirect wholly-owned subsidiary of AFG, and by operation of the Merger, the certificate of incorporation and bylaws of GAFRI will be amended to better reflect that it is a wholly-owned subsidiary. In addition, if the Merger is successfully completed, 100% of the Common Stock of GAFRI will be held by AFG and its subsidiaries, the Common Stock of GAFRI will be delisted from the New York Stock Exchange and would no longer be traded or quoted, GAFRI will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and the composition of the Board of Directors of GAFRI would be changed to include solely individuals designated by AFG. If the Merger is successfully completed, AFG may change GAFRI’s business and corporate structure and may sell, transfer or otherwise dispose of all or some of GAFRI’s assets.
     If the merger is completed, AFG intends to guarantee all of GAFRI’s publicly-traded debt obligations.

     AFG understands that its executive officers and directors that hold Common Stock do so for investment purposes. Other than as described above, none of AFG nor, to the best knowledge of AFG, any of AFG’s executive officers or directors, have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the proposed transaction does not occur for any reason, AFG and its executive officers and directors intend to review continuously GAFRI’s business affairs, general industry and economic conditions and the capital needs of AFG. Based on such review, these entities and individuals may, from time to time, determine to increase or decrease their ownership of Common Stock, approve an extraordinary corporate transaction with regard to GAFRI or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     As of May 15, 2007, the Reporting Person beneficially owned an aggregate of 38,566,978 shares (or approximately 80.8%) of the outstanding GAFRI Common Stock, with 9,641,500 shares held directly and 28,924,495 and 983 shares held through its wholly-owned, indirect subsidiaries, Great American Insurance Company and American Premier Underwriters, Inc., respectively.
     At May 15, 2007, certain officers and directors of AFG beneficially owned shares of GAFRI Common Stock as follows:

Holder	Position	Number of Shares*
Kenneth C. Ambrecht	Director	11,198
James E. Evans	Director, Sr. VP	5,700
Theodore H. Emmerich	Director	1,561
S. Craig Lindner	Director & Co-CEO	126,407
Carl H. Lindner	Chairman of the Board	536,808
William R. Martin	Director	51,480
Thomas E. Mischell	Sr. VP	11,000
Keith A. Jensen	Sr. VP	25,000
     * Does not include any shares which may be held in the AFG Retirement and Savings Plan (the “AFG RASP”). The AFG RASP held 1,432,925 (3.0%) shares of GAFRI Common Stock at April 30, 2007. Thomas E. Mischell is one of three persons serving on the Administrative Plan Committee of the AFG RASP. The Administrative Plan Committee makes voting and investment decisions with respect to certain investments held in the AFG RASP, including GAFRI Common Stock.
     As of May 15, 2007, and within the past 60 days, to the best knowledge and belief of the undersigned and other than as set forth herein, no transactions involving GAFRI Common Stock had been engaged in by the Reporting Person or by AFG’s directors or executive officers.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     See Item 4.
Item 7. Material to be filed as Exhibits.
     (1) Joint AFG/GAFRI Press Release dated May 17, 2007.
     (2) Merger Agreement Dated May 17, 2007.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.
Dated: May 18, 2007

AMERICAN FINANCIAL GROUP, INC.

By:	Karl J. Grafe

Karl J. Grafe, Vice President, Assistant General Counsel & Assistant Secretary